KWESST Signs Agreement For Distribution of PARA OPS Products In Canada

  Distribution to the Canadian consumer market to include variant for sports events and animal training
  Agreement contemplates initial stocking order
  Also includes outsourced shipping and handling of PARA OPS and ARWEN products for responsive customer service

OTTAWA, February 28th, 2024 - KWESST Micro Systems Inc. (TSXV: KWE, KWE.WT.U) (NASDAQ: KWE) ("KWESST" or the "Company") today announced that it has signed a binding Letter Of Intent (LOI) with O'Dell Engineering Ltd., in South Western Ontario, Canada ("ODE") for the sale and distribution of PARA OPS products in Canada for the civilian market, with the parties agreeing to complete a definitive agreement by March 31st, 2024 (the "Definitive Agreement").

O'Dell Engineering ("ODELL)" - odellengineeringltd.com) is a long-established distributor of sporting and law enforcement firearms and ancillary equipment across Canada.  Phil O'Dell, President, commented that, "We see tremendous potential for PARA OPS across the consumer and law enforcement market in Canada, where applicable regulations  permit various uses of PARA OPS products.  The PARA OPS technology is a true breakthrough in a safe alternative to things like pepper spray and bear spray, as well as starter pistols for canine retrieval trials and training that have become problematic in Canada."

KWESST and ODELL have signed a binding Letter of Intent ("LOI") with a definitive agreement to be concluded by March 31st, 2024.  The LOI contemplates purchase of a small initial stocking order of PARA OPS products by ODELL upon completion of the Definitive Agreement.

Sean Homuth, President and CEO of KWESST, commented that "We've had overtures from the industry of sports events as well as animal trainers who view PARA OPS as a timely alternative to products like starter pistols, as well as defence against dangerous animals.  We are excited about the potential to bring our unique solutions to the Canadian market and the role that Phil and his company can play given his extensive experience and distribution capacity".

The LOI also includes order consolidation and shipping of KWESST's ARWEN product line by ODELL to improve efficiency and responsiveness to KWESST's law enforcement customers in Canada.  The terms of the LOI allow for the storage and handling of all products to be sold in Canada with a simplified formula whereby ODE stores, handles and ships inventory and in return is entitled to a 20% discount to MSRP for products sold to ODE customers, and a 5% fee (based on invoice value) for products shipped to KWESST's existing customers.  Actual shipping and handling charges are excluded from these amounts and are billed directly to customers at cost.

"This is a very important step forward in our endeavor to simplify and scale our operations, drive synergy between our public safety products, and build upon the long-standing customer loyalty we've appreciated from our Arwen customers".  Said Mr. Homuth.  "We continue to engage in discussions with the view of concluding similar arrangements in the United States."

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with operations in Guelph, Ontario Canada, and Youngsville, North Carolina, USA as well as representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, statements of work and orders for its products in 2024 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products including the aforementioned Definitive Agreement with O'Dell Engineering by March 31, 2024, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Admini-strators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.